WORK Medical Technology Group LTD

February 9, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Sawicki
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 6 to Registration Statement on Form F-1
Filed January 2, 2024
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated January 10, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 7 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 6 to Registration Statement on Form F-1

General

1. We note your response to prior comment 1 and the revisions to your disclosure appearing on the cover page, Prospectus Summary, Risk Factors and Management’s Discussion and Analysis of Financial Condition and Results of Operations sections, relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the amendment that was filed on November 6, 2023 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of November 6, 2023.

In response to the Staff’s comments, we restored our disclosure relating to legal and operational risks associated with operating in China and PRC regulations to the disclosure as they existed in the registration statement as of November 6, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC